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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)

                               ----------------

                                 Shopping.com
                               (Name of Issuer)

                               ----------------

                          Common Stock, no par value
                        (Title of Class of Securities)

                               ----------------

                                  82509Q-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Thomas C. Siekman
             Senior Vice President, General Counsel and Secretary
                          Compaq Computer Corporation
                            20555 State Highway 249
                             Houston, Texas 77070
                                (281) 370-0670
          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                   Copy to:

                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 220
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500
                           Facsimile: (650) 470-4570

                               January 20, 1999
             (Date of Event Which Requires Filing This Statement)

                               ----------------

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                        (Continued on following pages)

                              (Page 1 of 7 Pages)

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------------------------              13D             -------------------------
 CUSIP No. 82509Q-10-6                                     Page 2 of 7 Pages
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 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Compaq Interests, Inc. (76-0550398)
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
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 3.  SEC USE ONLY
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 4.  SOURCES OF FUNDS
        AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [_]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                              7. SOLE VOTING POWER
          NUMBER OF                  None
           SHARES            --------------------------------------------------
        BENEFICIALLY          8. SHARED VOTING POWER
          OWNED BY                  13,287,699 See Item 4
            EACH             --------------------------------------------------
          REPORTING           9. SOLE DISPOSITIVE POWER
           PERSON                    None
            WITH             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                     None
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,287,699 See Item 4
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                              [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        53.1%
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14.  TYPE OF REPORTING PERSON
         CO
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


------------------------              13D             --------------------------
 CUSIP No. 82509Q-10-6                                     Page 3 of 7 Pages
------------------------                              --------------------------
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 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Compaq Computer Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCES OF FUNDS
        WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              7. SOLE VOTING POWER
          NUMBER OF                  None
           SHARES            ---------------------------------------------------
        BENEFICIALLY          8. SHARED VOTING POWER
          OWNED BY                   13,287,699 See Item 4
            EACH             ---------------------------------------------------
          REPORTING           9. SOLE DISPOSITIVE POWER
           PERSON                    None
            WITH             ---------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                     None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        13,287,699 See Item 4
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                              [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         53.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
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

Item 1. Security and Issuer.

  This Amendment No. 1 amends the statement on Schedule 13D (the "Statement" or the "Schedule 13D"), filed on January 15, 1999 by Compaq Computer Corporation, a Delaware corporation ("Parent"), and Compaq Interests, Inc. ("Purchaser"), a Delaware corporation, and an indirect, wholly owned subsidiary of Parent, relating to the common stock, no par value (the "Shares"), of Shopping.com, a California corporation (the "Company"). The address of the Company's principal executive offices is 2101 East Coast Highway, Garden Level, Corona Del Mar, California, 92625.

  Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

Item 4. Purpose of the Transaction.

  Items 4(a)-(g),(j) are amended by replacing them in their entirety with the following:

  (a)-(g), (j) The information set forth in the "INTRODUCTION," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase and the Supplemental Letter to Shareholders is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

  Items 5(a)-(b) are amended by replacing them in their entirety with the following:

  (a) The information set forth in "Section 9--Certain Information Concerning Parent and Purchaser" and "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase and the Supplemental Letter to Shareholders is incorporated herein by reference.

  (b) The number of Shares of the Company beneficially owned by each of Parent and Purchaser: (i) with respect to which there is sole voting power is none,
(ii) with respect to which there is shared voting power is 13,287,699, (iii) with respect to which there is sole dispositive power is none, and (iv) with respect to which there is shared dispositive power is none.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Item 6 is amended by replacing it in its entirety with the following:

  The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Parent and Purchaser," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase and the Supplemental Letter to Shareholders is incorporated herein by reference.

                              (Page 4 of 7 Pages)

Item 7. Material to be Filed as Exhibits.

  Item 7 is amended by adding thereto the following documents, which are incorporated by reference from Amendment No. 1 to the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 by Compaq Computer Corporation and Compaq Interests, Inc. on January 21, 1999.

   (a)(10) Supplemental Letter to Shareholders dated January 21, 1999.

   (a)(11) Press Release, dated January 21, 1999, issued by Parent.

   (a)(12) Fairness Opinion of Trautman Kramer & Company, dated January 20,
            1999.

   (c)(14) Amendment No. 1 to the Agreement and Plan of Merger, dated January
            20, 1999, by and between Parent and the Company.

   (c)(15) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Robert McNulty.

   (c)(16) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Cyber Depot.

   (c)(17) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kipling Isle.

   (c)(18) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Paul Hill.

   (c)(19) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Ed Bradley.

   (c)(20) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Mark Winkler.

   (c)(21) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kristine Webster.

   (c)(22) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and John Markley.

   (c)(23) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Frank Denny.

   (c)(24) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Pat Demicco.

   (c)(25) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Randy Read.

                              (Page 5 of 7 Pages)

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1999

                                          Compaq Computer Corporation

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:   Earl L. Mason
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                              (Page 6 of 7 Pages)

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1999

                                          Compaq Interests, Inc.

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:   Earl L. Mason
                                          Title:  President

                              (Page 7 of 7 Pages)

                                 EXHIBIT INDEX

  Exhibit
  Number   Exhibit
 --------- -------
 (a)(1)+   Offer to Purchase, dated January 15, 1999

 (a)(2)+   Letter of Transmittal

 (a)(3)+   Letter for use by Brokers, Dealers, Banks, Trust Companies and
            Nominees to their Clients

 (a)(4)+   Letter to Clients

 (a)(5)+   Notice of Guaranteed Delivery

 (a)(6)+   Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9

 (a)(7)+   Press Release issued by Parent, dated January 11, 1999

 (a)(8)+   Form of Summary Advertisement, dated January 15, 1999

 (a)(9)+   Fairness Opinion of Trautman Kramer & Company, dated January 11,
            1999

 (a)(10)++ Supplemental Letter to Shareholders dated January 21, 1999

 (a)(11)++ Press Release dated January 21, 1999 issued by Parent

 (a)(12)++ Fairness Opinion of Trautman Kramer & Company, dated January 20,
            1999

 (c)(1)+   Agreement and Plan of Merger, dated January 11, 1999, by and between
            Parent and the Company

 (c)(2)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Robert McNulty

 (c)(3)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Cyber Depot

 (c)(4)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Kipling Isle

 (c)(5)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Paul Hill

 (c)(6)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Ed Bradley

 (c)(7)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Mark Winkler

 (c)(8)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and Kristine Webster

 (c)(9)+   Shareholder Agreement, dated January 11, 1999, by and between Parent and John Markley

 (c)(10)+  Shareholder Agreement, dated January 11, 1999, by and between Parent and Frank Denny

 (c)(11)+  Shareholder Agreement, dated January 11, 1999, by and between Parent and Pat Demicco

 (c)(12)+  Shareholder Agreement, dated January 11, 1999, by and between Parent and Randy Read

 (c)(13)+  Stock Option Agreement, dated January 11, 1999, by and between
            Parent and the Company

 (c)(14)++ Amendment No. 1 to the Agreement and Plan of Merger, dated January
            20, 1999, by and between Parent and the Company

 (c)(15)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Robert McNulty

 (c)(16)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Cyber Depot

 (c)(17)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kipling Isle

 (c)(18)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Paul Hill

 (c)(19)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Ed Bradley

  Exhibit
  Number   Exhibit
 --------- -------
 (c)(20)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Mark Winkler

 (c)(21)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kristine Webster

 (c)(22)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and John Markley

 (c)(23)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Frank Denny

 (c)(24)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Pat Demicco

 (c)(25)++ Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Randy Read

--------
 + Incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 by Compaq Computer Corporation and Compaq Interests, Inc. on January 15, 1999.
++ Incorporated by reference from Amendment No. 1 to the Schedule 14D-1 Tender
   Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 by Compaq Computer Corporation and Compaq Interests, Inc. on January 21, 1999.